VIA EDGAR

July 8, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	The Crypto Company
Item 4.02 Form 8-K filed June 9, 2025
File No. 000-55726

Dear Ms. Collins:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2025 (the “Comment Letter”) addressed to The Crypto Company (the “Company”), relating to the Company’s Current Report on Form 8-K filed on June 9, 2025 (the “8-K”).

In this response letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response.

1.	Please tell us how you determined the errors that resulted in the restatement of the financial statements included in the December 31, 2023 Form 10-K did not impact other periods, such as the interim periods included in the Forms 10-Q filed during fiscal 2023 and to date in fiscal 2024. Alternatively, revise your Item 4.02 Form 8-K to identify all previously issued financial statements, including interim periods that you have determined should no longer be relied upon.

The Company respectfully advises the Staff that the financial restatements included in the Form 10-K/A for the year ended December 31, 2023, related solely to errors that were identified in connection with the preparation of the fourth quarter and year-end financial statements for fiscal year 2023. These errors would have been identified during the Company’s fourth quarter financial closing process and, accordingly, did not affect the financial statements for any of the interim periods during fiscal 2023. As a result, the Company determined that no restatements were required for the previously filed Forms 10-Q for the quarterly periods in 2023.

With respect to fiscal 2024, the Company believes that the disclosures included in Footnote 10 to the financial statements included in its Form 10-K for the year ended December 31, 2024, appropriately describe and quantify all adjustments made to the previously issued interim financial statements for 2024. For the Staff’s convenience, we have included the full text of Footnote 10 below.

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NOTE 10 - QUARTERLY RESTATEMENTS FOR 2024

As a result of the adjustments reflected in the Company’s Form 10-K/A filing for December 31, 2023 filed on June 2, 2025 and due to certain year end adjustment for calendar 2024, the Company’s previously filed quarterly financial statements have been restated. The restatements adjustment had no impact on 2024 ending quarterly cash balances. The impact on the Company’s quarterly balance sheets and income statements for each quarter of 2024 is reflected below:

BALANCE SHEETS

	March 31, 2024			March 31, 2024	June 30, 2024			June 30, 2024	September 2024			September 2024
	As Filed	Adjustments		Restated	As Filed	Adjustments		Restated	As Filed	Adjustments		Restated
ASSETS
Current assets:
Cash and cash equivalents	$21,887			$21,887	$31,386			$31,386	$6,662			$6,662
Prepaid expenses	21,222			21,222	12,127			12,127	3,032			3,032
Total current assets	43,109			43,109	43,513			43,513	9,694			9,694
Goodwill	740,469	(740,469)	(a)	-	740,469	(740,469)	(a)	-	746,368	(746,368)	(a)	-
Intangible assets	520,004	(520,004)	(a)	-	509,171	(509,171)	(a)	-	509,171	(509,171)	(a)	-
Total assets	$1,303,582	(1,260,473)		$43,109	$1,293,153	(1,249,640)		$43,513	$1,265,233	(1,255,539)		$9,694

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$2,953,990			$2,953,990	$3,104,926			$3,104,926	$3,303,247			$3,303,247
Notes, payable, net	2,430,530			2,430,530	2,697,085			2,697,085	2,608,735			2,608,735
Convertible notes	125,000			125,000	125,000			125,000	125,000			125,000
Total current liabilities	5,509,520			5,509,520	5,927,011			5,927,011	6,036,982			6,036,982
Other liabilities	-	207,938	(c)	207,938	-	207,938	(c)	207,938	-	207,938	(c)	207,938
Notes payable other	13,156			13,156	12,979			12,979	12,802			12,802
Total liabilities	5,522,676	207,938		5,730,614	5,939,990	207,938		6,147,928	6,049,784	207,938		6,257,722
				-				-				-
Convertible Notes				-				-				-

Stockholders’ Deficit:
Common stock	1,071,111			1,071,111	1,981,881			1,981,881	2,312,971			2,312,971
Additional paid in capital	40,259,135			40,259,135	40,609,865			40,609,865	40,642,224	3,032,710	(b)	43,674,934
Accumulated deficit	(45,549,340)	(1,468,411)	(a)(c)	(47,017,751)	(47,238,583)	(1,457,578)	(a)(c)	(48,696,161)	(47,739,745)	(4,496,187)	(a)(b)(c)	(52,235,932)
Total stockholders’ deficit	(4,219,094)	(1,468,411)		(5,687,505)	(4,646,837)	(1,457,578)		(6,104,415)	(4,784,550)	(1,463,477)		(6,248,027)
Total liabilities and deficit	$1,303,582	$(1,260,473)		$43,109	$1,293,153	$(1,249,640)		$43,513	$1,265,234	$(1,255,539)		$9,694

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STATEMENTS OF OPERATIONS

	Three months ended March 31, 2024			Three months ended March 31, 2024	Three months ended June 30, 2024			Three months ended June 30, 2024	Three months ended September 30, 2024			Three months ended September 30, 2024
	As filed	Adjustments		As restated	As filed	Adjustments		As restated	As filed	Adjustments		As restated

Services	$15,806			$15,806	$9,841			$9,841	$10,299			$10,299
Cost of services	1,525			1,525	7,733			7,733	7,361			7,361
Gross profit	14,281			14,281	2,107			2,107	2,938			2,938
Operating expenses:
General and administrative expenses	442,831			442,831	243,823			243,823	309,364			309,364
Amortization	10,833	(10,833)	(a)	-	10,833	(10,833)	(a)	-	-			-
Stock based compensation	463,198	-		463,198	439,487	-		439,487	(281,088)	3,032,710	(b)	2,751,622
Total operating expenses	916,862	(10,833)		906,029	694,143	(10,833)		683,310	28,276	3,032,710		3,060,986
Loss from operations	(902,581)	10,833		(891,748)	(692,036)	10,833		(681,203)	(25,338)	(3,032,710)		(3,058,048)
Other income (expense)				-				-				-
Interest (expense)	(200,157)			(200,157)	(193,192)			(193,192)	(76,807)			(76,807)
Loss before provision of income taxes	(1,102,738)	10,833		(1,091,905)	(885,228)	10,833		(874,395)	(102,145)	(3,032,710)		(3,134,855)
Provision for income taxes (benefit)	-				-				-
Net loss	$(1,102,738)	10,833		$(1,091,905)	$(885,228)	10,833		$(874,395)	$(102,145)	(3,032,710)		$(3,134,855)

Net loss per share	$(0.00)			$(0.00)	$(0.00)			$(0.00)	$(0.00)			$(0.00)
Weighted average shares basic and dilutes	902,542,121			902,542,121	1,981,881,172			1,981,881,172	2,007,990,481			2,007,990,481

Adjustments

(a)	To reflect the write-off of the goodwill and intangible assets of BTA which was written off pursuant to the Company’s June 2, 2024 10-K/A filing for the year ended December 31, 2023

(b)	To reflect the value of voting preferred stock of $3,302,710 granted to the Company’s CEO

(c)	To record the reclassification of $207,938 initially recorded as revenue in 2023 that was reclassified to other liabilities due the Company’s inability to support revenue recognition under the guidelines of ASC 606

Accordingly, the Company will amend its Item 4.02 Form 8-K to identify the fiscal 2024 interim periods that should no longer be relied upon as a result of these adjustments.

2.	Please amend your Item 4.02 Form 8-K to remove your statement that the information is not deemed filed for purposes of Section 18 of the Exchange Act of 1934, or otherwise subject to the liabilities of that section. We refer you to the Instructions B.2 to the Form 8-K requirements, which limits furnished reports to those provided pursuant to Item 2.02 or 7.01.

We acknowledge the Staff’s comment and will amend our Item 4.02 Form 8-K to remove the referenced statement regarding Section 18 of the Exchange Act.

***

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In connection with the above-referenced filings by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the 8-K; (2) Staff comments or changes to disclosures in response to Staff comments in the 8-K reviewed by the Staff do not foreclose the Commission from taking any action with respect to the 8-K and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments regarding this letter or the Comment Letter to Alan A. Lanis, Jr., Esq. at Baker Hostetler LLP, at (310) 442-8828. Thank you.

Sincerely,

The Crypto Company

/s/ Ron Levy
Chief Executive Officer

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